Exhibit 97.0

CATALYST BANCORP, INC.

Clawback Policy

The Board of Directors (the “Board”) of Catalyst Bancorp, Inc. (the “Company”) believes that it is in the best interests of the Company and its shareholders to adopt this Clawback Policy (the “Policy”), which provides for the recovery of certain incentive compensation in the event of an Accounting Restatement (as defined below). This Policy is designed to comply with, and shall be interpreted to be consistent with, Section 10D of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Rule 10D-1 promulgated under the Exchange Act (“Rule 10D-1”) and Nasdaq Listing Rule 5608 (the “Listing Standards”).

1.	Administration

Except as specifically set forth herein, this Policy shall be administered by the Board or, if so designated by the Board, a committee thereof (the Board or such committee, the “Administrator”). The Administrator is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate or advisable for the administration of this Policy. Any determinations made by the Administrator shall be final and binding on all affected individuals and need not be uniform with respect to each individual covered by the Policy. In the administration of this Policy, the Administrator is authorized and directed to consult with the full Board or such other committees of the Board, such as the Audit Committee or the Compensation Committee, as may be necessary or appropriate as to matters within the scope of such other committee’s responsibility and authority.

Subject to any limitation at applicable law, the Administrator may authorize and empower any officer or employee of the Company to take any and all actions necessary or appropriate to carry out the purpose and intent of this Policy (other than with respect to any recovery under this Policy involving such officer or employee).

2.	Definitions

As used in this Policy, the following definitions shall apply:

●	“Accounting Restatement” means an accounting restatement of the Company’s financial statements due to the Company’s material noncompliance with any financial reporting requirement under U.S. securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements (commonly referred to as a “big r” restatement), or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (commonly referred to as a “little r" restatement).
●	“Administrator” has the meaning set forth in Section 1 hereof.
●	“Applicable Period” means the three completed fiscal years immediately preceding the date on which the Company is required to prepare an Accounting Restatement, as well as any transition period (that results from a change in the Company’s fiscal year) within or immediately following those three completed fiscal years (except that a transition period that comprises a period of at least nine months shall count as a completed fiscal year). The “date on which the Company is required to prepare an Accounting Restatement” is the earlier to occur of (a) the date the Board or the Audit Committee concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement or (b) the date a court, regulator or other legally authorized body directs the Company to prepare an Accounting Restatement, in each case regardless of if or when the restated financial statements are filed.
●	“Covered Executives” means the Company’s current and former executive officers, as determined by the Administrator in accordance with the definition of executive officer set forth in Rule 10D-1 and the Listing Standards.
●	“Erroneously Awarded Compensation” has the meaning set forth in Section 5 of this Policy.
●	A “Financial Reporting Measure” is any measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measure that is derived wholly or in part from such measure. Financial Reporting Measures include but are not limited to the following (and any measures derived from the following): Company stock price; total shareholder return (“TSR”); revenues; net income; operating income; profitability or growth of one or more reportable segments; financial ratios (e.g., efficiency ratio); funds from operations and adjusted funds from operations; liquidity measures (e.g., capital, operating cash flow); return measures (e.g., return on average assets); earnings measures (e.g., net income per share); any of such financial reporting measures relative to a peer group, where the Company’s financial reporting measure is subject to an Accounting Restatement; and taxable income. A Financial Reporting Measure need not be presented within the Company’s financial statements or included in a filing with the SEC.
●	“Incentive-Based Compensation” means any compensation that is granted, earned or vested based wholly or in part upon the attainment of a Financial Reporting Measure. Incentive-Based Compensation is “received” for purposes of this Policy in the Company’s fiscal period during which the Financial Reporting Measure specified in the Incentive-Based Compensation award is attained, even if the payment or grant of such Incentive-Based Compensation occurs after the end of that period. Examples of “Incentive-Based Compensation” include, but are not limited to: non-equity incentive plan awards that are earned based wholly or in part on satisfying a Financial Reporting Measure performance goal; bonuses paid from a “bonus pool,” the size of which is determined based wholly or in part on satisfying a Financial Reporting Measure performance goal; other cash awards based on satisfaction of a Financial Reporting Measure performance goal; restricted stock awards, restricted stock units, performance share awards or units, stock options and stock appreciation rights that are granted or become vested based wholly or in part on satisfying a Financial Reporting Measure performance goal; and proceeds received upon the sale of shares acquired through an incentive plan that were granted or vested based wholly or in part on satisfying a Financial Reporting Measure performance goal. Examples of compensation that is not “Incentive-Based Compensation” include, but are not limited to: salaries (except to the extent a salary increase is earned wholly or in part based on the attainment of a Financial Reporting Measure performance goal); bonuses paid solely at the discretion of the Compensation Committee or Board that are not paid from a “bonus pool” that is determined by satisfying a Financial Reporting Measure performance goal; bonuses paid solely upon satisfying one or more subjective standards (e.g., demonstrated leadership) and/or completion of a specified employment period; non-equity incentive plan awards earned solely upon satisfying one or more strategic measures (e.g., consummating a merger or branch acquisition or divestiture), or operational measures (e.g., opening a specified number of branches, completion of a project, increase in market share); and equity awards for which the grant is not contingent upon achieving any Financial Reporting Measure performance goal and vesting is contingent solely upon completion of a specified employment period and/or attaining one or more nonfinancial reporting measures.
3.	Covered Executives; Incentive-Based Compensation

This Policy applies to Incentive-Based Compensation received by a Covered Executive:

(a)	after beginning services as a Covered Executive; (b) if that person served as a Covered Executive at any time during the performance period for such Incentive-Based Compensation; and (c) while the Company had a listed class of securities on a national securities exchange. This Policy does not apply to Incentive-Based Compensation received by a Covered Executive (x) while that person was serving in a non-executive capacity prior to becoming a Covered Executive or (y) who is a Covered Executive on the date on which the Company is required to prepare an Accounting Restatement but who was not a Covered Executive at any time during the performance period for which the Incentive-Based Compensation is received.
4.	Required Recoupment of Erroneously Awarded Compensation in the Event of an Accounting Restatement

In the event the Company is required to prepare an Accounting Restatement, the Company shall reasonably promptly recoup the amount of any Erroneously Awarded Compensation received by any Covered Executive, as calculated pursuant to Section 5 hereof, relating to the Applicable Period.

5.	Erroneously Awarded Compensation: Amount Subject to Recovery

The amount of “Erroneously Awarded Compensation” subject to recovery under the Policy, as determined by the Administrator, is the amount of Incentive-Based Compensation received by the Covered Executive that exceeds the amount of Incentive- Based Compensation that would have been received by the Covered Executive had it been determined based on the restated amounts.

Erroneously Awarded Compensation shall be computed by the Administrator without regard to any taxes paid by the Covered Executive in respect of the Erroneously Awarded Compensation. By way of example, with respect to any compensation plans or programs that take into account Incentive-Based Compensation, the amount of Erroneously Awarded Compensation subject to recovery hereunder includes, but is not limited to, the amount contributed to any notional account based on Erroneously Awarded Compensation and any earnings accrued to date on that notional amount.

For Incentive-Based Compensation based on stock price or TSR: (a) the Administrator shall determine the amount of Erroneously Awarded Compensation based on a reasonable estimate of the effect of the Accounting Restatement on the stock price or TSR upon which the Incentive-Based Compensation was received; and (b) the Company shall maintain documentation of the determination of that reasonable estimate and provide such documentation to The Nasdaq Stock Market (“Nasdaq”) and the Covered Executive(s).

6.	Method of Recoupment

The Administrator shall determine, in its sole discretion, the timing and method for reasonably promptly recouping Erroneously Awarded Compensation hereunder, which may include without limitation (a) seeking reimbursement of all or part of any cash or equity-based award, (b) cancelling prior cash or equity-based awards, whether vested or unvested or paid or unpaid, (c) cancelling or offsetting against any planned future cash or equity-based awards, (d) forfeiture of deferred compensation, subject to compliance with Section 409A of the Internal Revenue Code and the regulations promulgated thereunder and (e) any other method authorized by applicable law or contract. Subject to compliance with any applicable law, the Administrator may affect recovery under this Policy from any amount otherwise payable to the Covered Executive, including amounts payable to such individual under any otherwise applicable Company plan, program or contract, including base salary, bonuses or commissions and compensation previously deferred by the Covered Executive.

The Company is authorized and directed pursuant to this Policy to recoup Erroneously Awarded Compensation in compliance with this Policy unless the Compensation Committee of the Board has determined that recovery would be impracticable solely for the following limited reasons, and subject to the following procedural and disclosure requirements:

●The direct expense paid to a third party to assist in enforcing the Policy would exceed the amount to be recovered. Before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation based on expense of enforcement, the Administrator must make a reasonable attempt to recover such Erroneously Awarded Compensation, document such reasonable attempt(s) to recover and provide that documentation to Nasdaq;
●Recovery would violate any law of the United States that was adopted prior to November 28, 2022. Before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation based on violation of law, the Administrator must satisfy the applicable opinion and disclosure requirements of Rule 10D-1 and the Listing Standards; or

●Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of the Internal Revenue Code.
7.	No Indemnification of Covered Executives; Indemnification of Administrator

Notwithstanding the terms of any indemnification or insurance policy or any contractual arrangement with any Covered Executive that may be interpreted to the contrary, in no event will the Company or any of its affiliates indemnify or reimburse any Covered Executives against the loss of any Erroneously Awarded Compensation, including any payment or reimbursement for the cost of third-party insurance purchased by any Covered Executives to fund potential clawback obligations under this Policy.  Notwithstanding the foregoing, any individual serving in the role of the Administrator shall not be personally liable for any action, determination, or interpretation made with respect to this Policy and shall be fully indemnified by the Company to the extent permitted under any charter, bylaw, similar organizational document, contract, policy or law applicable to the Company with respect to any such action, determination or interpretation.  The foregoing sentence shall not limit any other rights to indemnification of individuals serving in the role of the Administrator under any charter, bylaw, similar organizational document, contract, policy or law applicable to the Company.

8.	Acknowledgement by Covered Executives

The Company will provide notice and receive acknowledgement of this Policy from each Covered Executive, provided that the failure to provide such notice or obtain such acknowledgement will have no impact on the applicability or enforceability of this Policy. After the Effective Date, all Covered Executives must have provided the Company with an executed acknowledgement in the form provided by the Company as a condition to such Covered Person’s eligibility to receive Incentive-Based Compensation.

9.	Effective Date; Retroactive Application

This Policy shall be effective as of the date of adoption by the Board, September 27, 2023 (the “Effective Date”). The terms of this Policy shall apply to any Incentive-Based Compensation that is received by Covered Executives on or after the Effective Date, even if such Incentive-Based Compensation was approved, awarded or granted to Covered Executives prior to the Effective Date. Without limiting the generality of Section 6 hereof, and subject to applicable law, the Administrator may affect recovery under this Policy from any amount of compensation approved, awarded, granted, payable or paid to the Covered Executive prior to, on or after the Effective Date.

10.	Amendment; Termination

The Board may amend, modify, supplement, rescind or replace all or any portion of this Policy at any time and from time to time in its discretion, and shall amend this Policy as it deems necessary to comply with applicable law or any rules or standards adopted by a national securities exchange on which the Company’s securities are listed.

11.	Other Recoupment Rights; Company Claims

The Board intends that this Policy shall be applied to the fullest extent of the law. Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company under applicable law or pursuant to the terms of any similar policy in any employment agreement, equity award agreement, or similar agreement and any other legal remedies available to the Company.

Nothing contained in this Policy, and no recoupment or recovery as contemplated by this Policy, shall limit any claims, damages or other legal remedies the Company or any of its affiliates may have against a Covered Executive arising out of or resulting from any actions or omissions by the Covered Executive.

12.	Successors

This Policy shall be binding and enforceable against all Covered Executives and their beneficiaries, heirs, executors, administrators or other legal representatives.

13.	Exhibit Filing Requirement

A copy of this Policy and any amendments thereto shall be posted on the Company’s website and filed as an exhibit to the Company’s Annual Report on Form 10-K.

14.	Governing Law; Jurisdiction and Forum; Waiver of Jury Trial
●This Policy and all rights and obligations hereunder shall be governed by, and construed and enforced in accordance with, Section 10 of the Exchange Act, Rule 10D-1 and Listing Rule 5608, and to the extent applicable, the laws of the Commonwealth of Virginia, excluding any choice of law rules or principles that may direct the application of laws of another jurisdiction.
●All actions arising out of or relating to this Policy shall be heard and determined in a state court of the Parish of St. Landry, State of Louisiana, or if such court declines to exercise jurisdiction, or if subject matter jurisdiction over the matter that is the subject of any such legal action or proceeding is vested exclusively in the United States federal courts, in a United States District Court for the Western District of Louisiana.
●The Company and each Covered Executive: (i) waives trial by jury in any action, proceeding, or counterclaim arising out of or in any way connected with this Policy or the administration thereof, and (ii) agrees to refrain from seeking a jury trial in any lawsuit, proceeding, counterclaim or any other litigation procedure based upon, or arising out of, this Policy.

[TO BE SIGNED BY THE COMPANY’S EXECUTIVE OFFICERS:]

Catalyst Bancorp, Inc

Clawback Policy Acknowledgment

I, the undersigned, agree and acknowledge that I have received and reviewed a copy of the Catalyst Bancorp, Inc Clawback Policy (as it may be amended, restated, supplemented or otherwise modified from time to time, the “Policy”) and am fully bound by, and subject to, all of the terms and conditions of the Policy.  Any capitalized terms used in this Acknowledgment without definition shall have the meaning set forth in the Policy.

By signing this Acknowledgement Form, the undersigned further acknowledges and agrees that:

●	the undersigned is and will continue to be subject to the Policy and will abide by the terms of the Policy;
●	the Policy will apply both during and after the undersigned’s employment with the Company;
●	In the event of any inconsistency between the Policy and the terms of any employment agreement or indemnification agreement to which I am a party, or the terms of any compensation plan, program or agreement under which any compensation has been granted, awarded, earned or paid, the terms of the Policy shall govern, and all such agreements, plans and programs shall be deemed to have incorporated the terms of this Policy, as applicable;
●	In the event it is determined by the Administrator according to the Policy that any amounts granted, awarded, earned or paid to me must be forfeited or reimbursed to the Company, I will promptly take any action necessary to effectuate such forfeiture and/or reimbursement.
●	the Policy shall be binding and enforceable against the undersigned and the undersigned’s beneficiaries, heirs, executors, administrators and other legal representatives.

By: __________________________________________________________________

[Name] Date

[Title]